JAMES R. ANDERSON
2801 South Ridgeview Way
Sioux Falls, SD 57105
Phone & Fax: 605-338-0483

October 28, 2008

NEWS RELEASE

ACQUISITION OF SHARES OF GENCO RESOURCES LTD.

Subsequent to a news release and Early Warning Report dated October 9, 2008, I have acquired ownership of, and control and direction over, a further 836,396 common shares (representing 2% of the outstanding shares) of Genco Resources Ltd. of Vancouver, BC by purchases made through the Toronto Stock Exchange.

I now have ownership of, and control and direction over, a total of 7,309,188 common shares (representing 17.4% of Genco’s outstanding common shares) and an option to purchase an additional 200,000 common shares. If the option was exercised, I would have ownership of, and control and direction over, 17.8% of the outstanding shares of Genco.

I acquired the shares for investment purposes and have filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the acquisition. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from Genco.